                                                                    EXHIBIT 99.1


Alloy, Inc.
151 West 26th Street
New York, NY 10001
Phone: 212.244.4307
Fax: 212.244.4311


May 1, 2002


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0408


LADIES AND GENTLEMEN:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Alloy, Inc. has obtained a letter of representation from Arthur Andersen LLP ("Andersen") stating that the January 31, 2002, audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Very truly yours,


Alloy, Inc.

/s/ Samuel A. Gradess

Samuel A. Gradess
Chief Financial Officer and Secretary